UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

THE ENLIGHTENED GOURMET, INC.

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(Name of Issuer)

Common Stock, par value $.001 per share

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(Title of Class of Securities)

29335P109

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(CUSIP Number)

Richard T. Keppelman, Esq.

Levy & Droney, P.C.

74 Batterson Park Road

Farmington, Connecticut 06032

860-676-3132

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2005

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(Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   13D

1    NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eleanor C. Bayer

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [_]

(b)  [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH SOLE VOTING POWER

12,700,000

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8    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH SHARED VOTING POWER

None

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9    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH SOLE DISPOSITIVE POWER

12,700,000

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10   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH SHARED DISPOSITIVE POWER

None

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,700,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

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14   TYPE OF REPORTING PERSON*

IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

Item 1.           Security and Issuer.

         This statement relates to the common stock, par value $.001 (the "Common Stock"), of The Enlightened Gourmet, Inc.., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive office is 236 Centerbrook, Hamden, Connecticut 06518.

Item 2.           Identity and Background.

         (a) (b) (c) The Filing Person is Eleanor C. Bayer, an individual with an address at 67 Old Colony Road, Old Lyme, Connecticut 06371.  Ms. Bayer is not employed.

         (d)(e) During the last five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Eleanor C. Beyer is a United States Citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Securities of the Issuer were acquired as a gift from Milton Bayer, one of the founders of the Issuer.  Milton Bayer received  3,750,000 shares as a founder of the Issuer and  9,000,000 shares in exchange for shares of common stock of Milt & Geno’s Frozen Desserts, Inc., pursuant to an Agreement and Plan of Merger, dated as of September 1, 2004 among the Issuer, Gourmet Merger Sub, Inc., and Milt & Geno’s Frozen Desserts, Inc.  Some of such shares were subsequently transferred as gifts.

Item 4.           Purpose of Transaction.

The transaction has been effected primarily for investment purposes; however, the Filing Person may also seek to influence management and/or the Board of Directors.

Item 5.           Interest in Securities of the Issuer.

(a) As of December 31, 2004, Eleanor Bayer owned 12,700,000 shares of the Issuer’s Common Stock, representing 16.9% of the outstanding Common Stock of the Issuer.

(b) Ms. Bayer has sole power to vote and dispose of her shares.

(c) Not applicable.

(d) Not applicable.

 (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.           Material to be Filed as Exhibits.

None

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2005

S/ELEANOR C. BAYER

Eleanor C. Bayer

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